UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

DICE Therapeutics, Inc.

(Name of Subject Company)

DICE Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23345J 10 4

(CUSIP Number of Class of Securities)

J. Kevin Judice, Ph.D.

Chief Executive Officer

DICE Therapeutics, Inc.

400 East Jamie Court, Suite 300

South San Francisco, California

(650) 566-1420

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Chelsea Anderson, Esq.
Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Scott Robertson Chief Business and Financial Officer DICE Therapeutics, Inc. 400 East Jamie Court, Suite 300 South San Francisco, California (650) 566-1420

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by DICE Therapeutics, Inc., a Delaware corporation (“DICE”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2023 (the “Schedule14D-9”), relating to the offer (the “Offer”) by Durning Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the outstanding shares of DICE common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest, and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 18, 2023, by and among DICE, Lilly and Purchaser (the “Merger Agreement” and the transactions contemplated therein, the “Transactions”), the Offer to Purchase, dated as of June 30, 2023 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Executive Officer and Director Arrangements Following the Merger” is hereby amended as follows:

On page 33, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of DICE’s current directors or executive officers have entered into, ~~or~~ committed to enter into, negotiated or discussed the terms of any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service, including equity participation, with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with DICE’s management in the future.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of DICE’s Financial Advisor—Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” is hereby amended as follows:

On page 36, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of DICE’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the forecasted risk- adjusted, after-tax unlevered free cash flows of DICE over the period beginning on July 1, 2023 and ending on December 31, 2048, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of DICE, calculated by Centerview by assuming that DICE’s unlevered free cash flows set forth in the Forecasts would decline in perpetuity after December 31, 2048 at a rate of free cash flow decline of 80% year over year, as directed by DICE’s management and (iii) tax savings from usage of DICE’s federal net operating losses of $77 million as of December 31, 2022 and future losses offset up to 80% of taxable income as provided by DICE’s management and (b) adding to the foregoing results (A) DICE’s estimated cash of $521 million and no debt as of June 30, 2023, as provided by DICE’s management and (B) the net present value of the estimated cost of a $300 million equity raise in 2024 and $200 million equity raise in 2025, as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (calculated ~~using~~ based on approximately 47.8 million basic shares outstanding and the dilutive impact under the treasury stock method ~~and taking into account outstanding~~ of approximately

4.9 million options~~,~~ outstanding with a weighted average exercise price of $22.14, 0.2 million restricted stock units, and 0.04 million warrants with an exercise price of $14.43) as of June 13, 2023, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $31.75 to $39.60, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of DICE’s Financial Advisor—Summary of Centerview Financial Analysis—Other Factors” is hereby amended as follows:

On page 36, the last bullet under the first paragraph is amended and restated as follows (new language underlined):

•

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving early-clinical stage biopharmaceutical companies since 2018 for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 50% to 80% to DICE’s closing stock price on June 16, 2023 (the last trading day before the public announcement of the Transactions) of $33.85, which resulted in an implied equity value range per Share of approximately $50.80 to $60.95 per Share, rounded to the nearest $0.05. The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	Offer Value ($mm)(1)	Transaction Value ($mm)(1)	1-Day Premium(2)
Sep-22	Forma Therapeutics Holdings, Inc.	Novo Nordisk A/S	$1,058	$698	49%
Dec-21	Gyroscope Therapeutics Holdings plc*	Novartis AG	800	800	N/A
Nov-21	Dicerna Pharmaceuticals, Inc.	Novo Nordisk A/S	3,318	2,726	80%
Aug-21	Translate Bio, Inc.	Sanofi	3,185	2,581	30%
Feb-21	Pandion Therapeutics, Inc.	Merck Sharp & Dohme Corp.	1,849	1,646	134%
Jan-21	Kymab Limited*	Sanofi	1,100	1,100	N/A
Dec-20	Prevail Therapeutics Inc.*	Eli Lilly and Company	880	785	80%
Oct-20	Asklepios BioPharmaceutical, Inc.*	Bayer AG	2,000	2,000	N/A
Jun-20	Corvidia Therapeutics Inc.*	Novo Nordisk A/S	725	725	N/A
Oct-19	Achillion Pharmaceuticals, Inc.*	Alexion Pharmaceuticals, Inc.	930	735	73%
Median			$1,079	$950	76%

*	Denotes transactions involving contingent payments.
(1)	Offer value and transaction value presented solely for reference and information purposes only. Values exclude contingent payments where denoted.
(2)	Premiums to per share acquisition price one day prior to unaffected date. Excludes contingent payments.

On page 40, the chart is amended and restated as follows (new language underlined):

	Fiscal Year Ending December 31,
	2023E		2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E
Total Net Revenue(1)	$32		—	$208	—	$20	$303	$125	$315	$592	$798	$1,044	$1,240	$1,520	$1,681	$1,807	$1,845	$1,926	$1,935	$1,943	$1,909	$527	$220	$138	$122	$116	$117
Gross Profit(2)	32		—	208	—	20	303	120	288	539	728	953	1,131	1,386	1,530	1,647	1,680	1,756	1,763	1,773	1,741	494	203	130	113	108	108
Operating Expense:
Research and Development	(126)		(128)	(116)	(115)	(104)	(73)	(135)	(128)	(119)	(108)	(77)	(53)	(41)	(42)	(42)	(43)	(44)	(44)	(45)	(44)	(16)	(10)	(6)	(6)	(5)	(4)

Sales and Marketing	—		—	—	—	(2)	(21)	(152)	(156)	(161)	(166)	(171)	(176)	(181)	(187)	(192)	(198)	(204)	(210)	(216)	(223)	(73)	(37)	(25)	(23)	(22)	(12)

General and Administrative	(36)		(39)	(59)	(66)	(56)	(53)	(65)	(70)	(74)	(78)	(79)	(80)	(82)	(83)	(84)	(85)	(87)	(88)	(89)	(90)	(20)	(10)	(8)	(8)	(7)	(4)

EBIT(3)	(130)		(166)	33	(182)	(142)	156	(231)	(66)	185	376	626	822	1,082	1,219	1,328	1,354	1,422	1,421	1,423	1,383	385	146	90	76	74	90
Less: Unlevered Tax Expense	—		—	(7)	—	—	(36)	—	—	(42)	(86)	(144)	(189)	(249)	(280)	(305)	(311)	(327)	(327)	(327)	(318)	(89)	(34)	(21)	(18)	(17)	(21)

Less: Capital Expenditures	(3)		(2)	(3)	(3)	(4)	(4)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(5)	(3)	(3)	(1)

Plus: Depreciation & Amortization	2		2	3	3	4	4	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	3	3	1

Less: Change in Net Working Capital	—		—	—	—	—	—	(6)	(24)	(29)	(19)	(22)	(21)	(28)	(19)	(11)	(6)	(6)	(3)	1	1	138	31	8	2	1	(0)

Unlevered Free Cash Flow(4)	($74) / ($131)	(5)	($166)	$25	($181)	($142)	$120	($237)	($90)	$113	$270	$460	$612	$805	$919	$1,012	$1,037	$1,089	$1,091	$1,097	$1,067	$435	$143	$78	$60	$58	$69

(1)	Total Net Revenue, as presented herein, reflects net revenue associated with product sales as well as potential future royalty and milestone payments.
(2)	Total Gross Profit, as presented herein, reflects Total Net Revenue less the associated cost of sales.
(3)	Earnings before interest expenses and taxes (“EBIT”), as presented herein, reflects Gross Profit less total operating expenses.
(4)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a tax rate of 23% per DICE management and excluding the impact of net operating losses), (ii) capital expenditures, and (iii) changes in net working capital, and plus depreciation and amortization.

(5)	Reflects Unlevered Free Cash Flow for 2H2023 / Full Year 2023E.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Laws” is hereby amended as follows:

On page 50, the first full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Lilly and DICE ~~expect to~~ filed their respective Premerger Notification and Report Forms with the FTC and Antitrust Division on ~~or before~~ July 10, 2023.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure set forth below immediately after the subsection entitled “Annual and Quarterly Reports”:

Certain Litigation

On July 5, 2023, Stephen Bushansky, a purported stockholder of DICE, filed a complaint in the United States District Court for the Northern District of California against DICE and the individual members of the Board, captioned Bushansky v. DICE, Inc., et. al., Case No. 4:23-cv-03353-HSG (the “Bushansky Complaint”). The Bushansky Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Bushansky Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 5, 2023, Michael Kent, a purported stockholder of DICE, filed a complaint in the United States District Court for the District of Delaware against DICE and the individual members of the Board, captioned Kent v. DICE, Inc., et. al., Case No. 1:23-cv-00728-UNA (the “Kent Complaint”). The Kent Complaint asserts that the defendants named therein violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Kent Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 5, 2023, Barbara Wolfson, a purported stockholder of DICE, filed a complaint in the United States District Court for the Northern District of California against DICE and the individual members of the Board, captioned Wolfson v. DICE, Inc., et. al., Case No. 3:23-cv-03354 (the “Wolfson Complaint”). The Wolfson Complaint asserts that the defendants named therein violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Wolfson Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 6, 2023, Ryan O’Dell, a purported stockholder of DICE, filed a complaint in the United States District Court for the Southern District of New York against DICE and the individual members of the Board, captioned O’Dell v. DICE, Inc., et. al., Case No. 1:23-cv-05774 (the “O’Dell Complaint”). The O’Dell Complaint asserts that the defendants named therein violated sections 14(d), 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The O’Dell Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

On July 6, 2023, Robert Scott, a purported stockholder of DICE, filed a complaint in the United States District Court for the District of Delaware against DICE and the individual members of the Board, captioned Scott v. DICE, Inc., et. al., Case No. 1:23-cv-00730-UNA (the “Scott Complaint”). The Scott Complaint asserts that the defendants named therein violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting material information from the Schedule 14D-9. The Scott Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions, revisions to the Schedule 14D-9 and monetary damages.

DICE has also received certain demand letters from purported stockholders of the Company making similar assertions as the foregoing complaints (the “Letters”). Additional lawsuits may be filed against DICE, the Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9.

DICE believes that the claims asserted in the pending actions in the United States District Court for the Northern District of California (the Bushansky Complaint and the Wolfson Complaint), the United States District Court for the District of Delaware (the Kent Complaint and the Scott Complaint), and the Southern District of New York (the O’Dell Complaint) as well as the Letters (referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation, DICE has provided certain additional disclosures in this Amendment No. 1 to Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with this Schedule 14D-9, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of DICE, Lilly, Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, DICE believes that this Schedule 14D-9 disclosed all material information and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differ from information contained in this Schedule 14D-9, the information in the Supplemental Disclosures supersede such information contained in this Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

DICE Therapeutics, Inc.

Date: July 17, 2023	By:	/s/ Scott Robertson
		Name:	Scott Robertson
		Title:	Chief Business and Financial Officer